UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

EMECO PTY LTD

(Issuer)

EMECO HOLDINGS LIMITED

EMECO CANADA LIMITED

EMECO INTERNATIONAL PTY LIMITED

EHL CORPORATE PTY LIMITED

EMECO PARTS PTY LIMITED

EMECO FINANCE PTY LIMITED

ENDURO SPA

EMECO HOLDINGS SOUTH AMERICA SPA

EMECO EQUIPMENT (USA) LLC

(Guarantors)

(Name of Applicants)

c/o Emeco Holdings Limited

Level 3, 71 Walters Drive

Osborne Park, Western Australia, 6017, Australia

Telephone: +618 9420 0205

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount*
9.250% Senior Secured Notes due 2022	Up to USD$360,000,000 aggregate principal amount

Approximate Date of Exchange Offer:

Approximate date of proposed public offering: on the implementation date of the Scheme of Arrangement referred to herein, which will be approximately January 5, 2017.

Name and Address of Agent for Service:

Colleen A. DeVries

SVP on behalf of National Corporate Research Ltd.

10 E. 40th Street, 10th floor

New York, NY 10016

With Copies to:

Kyle Pilkington

Baker & McKenzie. Wong & Leow

8 Marina Boulevard #05-01

Marina Bay Financial Centre Tower 1

Singapore 018981

Singapore

Telephone: +65 6434 2616

*	The actual aggregate principal amount of 9.250% Senior Secured Notes due 2022 (the “New Notes) to be issued pursuant an indenture among Emeco Pty Ltd (the “Issuer”), each of the guarantors listed on the cover page hereof (collectively, the “Guarantors”) and The Bank of New York Mellon (the “Trustee”) (the “Indenture”), may be less and depends upon the aggregate amount of the 9.875% Senior Secured Notes due 2019 (the “Existing Notes”) that are exchanged as described in Item 2 herein.

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification or (ii) such earlier date as the United States Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicants.

GENERAL

ITEM 1.	GENERAL INFORMATION.

Name of Applicant	Form of Organization	Jurisdiction of Organization
Emeco Pty Limited	Corporation	Commonwealth of Australia
Emeco Holdings Limited	Corporation	Commonwealth of Australia
Emeco Canada Limited	Corporation	Canada
Emeco International Pty Limited	Corporation	Commonwealth of Australia
EHL Corporate Pty Limited	Corporation	Commonwealth of Australia
Emeco Parts Pty Limited	Corporation	Commonwealth of Australia
Emeco Finance Pty Limited	Corporation	Commonwealth of Australia
Enduro SpA	Corporation	Chile
Emeco Holdings South America SpA	Corporation	Chile
Emeco Equipment (USA) LLC	Corporation	Delaware

Except for the Issuer, each of the foregoing entities shall be referred to herein collectively as the “Guarantors.” The Issuer and the Guarantors shall be referred to collectively as the “Applicants.”

ITEM 2.	SECURITIES ACT EXEMPTION APPLICABLE.

Registration of the 9.250% Senior Secured Notes due 2022 (the “New Notes”) under the United States Securities Act of 1933, as amended (the “Securities Act”), is not required by reason of Section 3(a)(10) of the Securities Act (“Section 3(a)(10)”). Section 3(a)(10) provides an exemption from the registration provisions of the Securities Act for:

“...any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests...where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court... ”

The New Notes will be issued in connection with the restructuring of the debt of the Issuer, certain of the Guarantors (being Emeco Holdings Limited, Emeco Canada Limited, Emeco International Pty Limited, EHL Corporate Pty Limited, Emeco Parts Pty Limited and Enduro SpA) and Emeco (UK) Limited pursuant to a creditors’ scheme of arrangement (the “Scheme of Arrangement”), pursuant to the Commonwealth of Australia Corporations Act 2001, as amended, if such Scheme of Arrangement is approved. See Exhibit T3E(1) for the scheme document setting forth the Scheme of Arrangement and the explanatory statement required by Australian law to accompany it setting out all information a Scheme Creditor would need to know in order to be able to properly consider whether to vote in favour of the Scheme of Arrangement (together, the “Scheme Document”). The Issuer and Emeco Holdings Limited anticipate mailing the Scheme Document to the Scheme Creditors (as defined therein) shortly after this application has been filed. As set forth in more detail in the Scheme Document, Scheme Noteholders (as defined therein) who validly elect to do so will receive a package of New Notes and common equity securities issued by Emeco Holdings Limited in exchange for their Existing Notes if the Scheme of Arrangement is approved. If the Scheme Noteholders do not accept, they will receive cash as outlined in the Scheme Document.

Analysis

The issuance of the New Notes as part of the Scheme of Arrangement will satisfy the required elements of the Section 3(a)(10) exemption as follows:

(i) The securities must be issued in exchange for securities, claims, or property interests.

If the Scheme of Arrangement is approved, the New Notes will be issued together with the other elements of the scheme consideration (which are the common equity securities of Emeco Holdings Limited) in exchange for the claims of the Scheme Creditors.

(ii) A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

A meeting of the Scheme Noteholders will be held on December 13, 2016 for the purpose of voting on the Scheme of Arrangement (“Scheme Meeting”). The Scheme Meeting will be convened and held in accordance with orders made by the Federal Court of Australia New South Wales District Registry (the “Court”) in Proceeding NSD1899 of 2016, in which Emeco Holdings Limited has sought (among other things) orders under the Commonwealth of Australia Corporations Act 2001 for the convening of a meeting of Scheme Noteholders to consider (and if thought fit, agree) the Scheme of Arrangement. If the Scheme of Arrangement is agreed by the requisite majority of the Scheme Noteholders as required under the Commonwealth of Australia Corporations Act 2001 at such Scheme Meeting, Emeco Holdings Limited will then proceed without further delay to a hearing to be held in the Court for the purpose of obtaining a final order of the Court approving the Scheme of Arrangement (the “Fairness Hearing”). The hearing is scheduled to take place on December 15, 2016. Emeco Holdings Limited will cause to be published notice of the Fairness Hearing in accordance with the Commonwealth of Australia Federal Court (Corporations) Rules 2000 and in accordance with orders of the Court in relation to the proposed Scheme of Arrangement, which will provide 5 clear days’ notice of the date of the Fairness Hearing, published in The Australian newspaper (a newspaper in national circulation in Australia). At the Fairness Hearing, the Court will consider, among other things, the fairness (and in accordance with Australian practice, reasonableness) of the Scheme of Arrangement, including the issuance of the New Notes and other consideration in exchange for the Existing Notes. Any interested party, including Scheme Creditors, has the right to appear at the Fairness Hearing and to present evidence or testimony with respect to the fairness of the terms and conditions of the Scheme of Arrangement to Scheme Creditors (including the Scheme Noteholders).

(iii) The reviewing court or authorized governmental entity must find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued and be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

The Scheme of Arrangement is subject to the approval of the Court at the hearing that is scheduled to take place on December 15, 2016. In the course of that hearing on December 15, 2016, Emeco Holdings Limited will inform the Court that the Issuer will rely on the Section 3(a)(10) exemption based on the Court’s approval of the transaction. It is anticipated that the Court will consider the fairness (and in accordance with Australian practice, reasonableness) of the Scheme of Arrangement to the Scheme Creditors in the course of approving the Scheme of Arrangement and issue a final order for the approval of the Scheme of Arrangement.

(iv) The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

Effectiveness of the Scheme of Arrangement is subject to the approval of the Court following the Fairness Hearing described above.

(v) A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

The Court is expressly authorized to hold the Fairness Hearing by section 411 of the Commonwealth of Australia Corporations Act 2001.

(vi) The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

All Scheme Creditors (and any other interested parties) will be entitled to appear at the Fairness Hearing and dissenting Scheme Creditors will have an opportunity to voice their objections. The Fairness Hearing will be held by the Court in open court.

(vii) Adequate notice must be given to everyone to whom securities would be issued in the proposed exchange.

Pertinent information, as provided in the Scheme Document, will be provided to relevant Scheme Creditors in such a manner as to ensure that such parties receive timely and effective notice. Notice of the Scheme Meeting, and the contents of the Scheme Document and other information to be provided to Scheme Creditors for the purposes of their participation in the Scheme Meeting, will be provided in accordance with the orders of the Court made at the hearing on November 2, 2016.

(viii) There cannot be any improper impediments to the appearance at the hearing by those persons.

There will be no impediments to the appearance of any Scheme Creditors (including Scheme Noteholders) at the Fairness Hearing.

AFFILIATIONS

ITEM 3.	AFFILIATES.

The following is an organizational chart showing the Issuer and Emeco Holdings Limited (the Issuer’s corporate parent), as well as the entity name and the relevant owner(s) for each of the subsidiaries of Emeco Holdings Limited as of the date of this application.

The following is an organizational chart showing the Issuer and Emeco Holdings Limited (the Issuer’s corporate parent), as well as the entity name and the relevant owner(s) for each of the subsidiaries of Emeco Holdings Limited assuming the Scheme of Arrangement becomes effective.

Certain directors and executive officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

MANAGEMENT AND CONTROL

ITEM 4.	DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939), respectively, of the Applicants as of the date of this application. The mailing address for each executive officer and director listed below is: Level 3, 71 Walters Drive, Osborne Park WA 6017 Australia.

Emeco Pty Ltd Name	Position
Ian Matthew Testrow	Director
Justine Yen Ping Lea	Director
Thao Phuong Pham	Company Secretary

Emeco Holdings Limited Name	Position
Peter Ian Richards	Director
Ian Matthew Testrow	Managing Director & Chief Executive Officer
John Raymond Cahill	Director
Erica Lee Smyth	Director
Thao Phuong Pham	Company Secretary

Emeco Canada Limited Name	Position
Ian Matthew Testrow	Director
Justine Yen Ping Lea	Director
Geoffrey Robert Newman	Director
Randy Gogowich	Director

Emeco International Pty Limited Name	Position
Ian Matthew Testrow	Director
Justine Yen Ping Lea	Director
Thao Phuong Pham	Company Secretary

EHL Corporate Pty Limited Name	Position
Ian Matthew Testrow	Director
Justine Yen Ping Lea	Director
Thao Phuong Pham	Company Secretary

Emeco Parts Pty Limited Name	Position
Ian Matthew Testrow	Director
Justine Yen Ping Lea	Director
Thao Phuong Pham	Company Secretary

Emeco Finance Pty Limited Name	Position
Justine Yen Ping Lea	Director
Thao Phuong Pham	Company Secretary

Enduro SpA Name	Position
Ian Matthew Testrow	Manager & Officer
Justine Yen Ping Lea	Manager & Officer
Ralph Alexander MacMillan	Manager & Officer

Emeco Holdings South America SpA Name	Position
Ian Matthew Testrow	Manager & Officer
Justine Yen Ping Lea	Manager & Officer
Ralph Alexander MacMillan	Manager & Officer

Emeco Equipment (USA) LLC Name	Position
Justine Yen Ping Lea	Manager & Officer
Ralph MacMillan	Manager & Officer

ITEM 5.	PRINCIPAL OWNERS OF VOTING SECURITIES.

Emeco Pty Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of the Issuer as of November 3, 2016.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017 Australia	Ordinary Shares	1	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of the Issuer assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017 Australia	Ordinary Shares	1	100%

Emeco Holdings Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of Emeco Holdings Limited as of November 3, 2016.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Black Crane Asia Opportunities Fund Suite 2103A The Centrium, 60 Wyndham Street Central, Hong Kong	Ordinary Shares	90,886,191	15.2%

First Samuel Limited 11/350 Collins St Melbourne VIC 3000 Australia	Ordinary Shares	116,540,170	19.4%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Emeco Holdings Limited assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Ascribe II Investments LLC 299 Park Ave, 34th Floor New York, NY 10171	Ordinary Shares	388,000,000 (approximately)	13%

Brookfield Credit Opportunities Master Fund L.P. 250 Vesey St, New York, NY 10281	Ordinary Shares	388,000,000 (approximately)	13%

Goldman Sachs International 68th Floor, Cheung Kong Center 2 Queen’s Road Central, Hong Kong	Ordinary Shares	388,000,000 (approximately)	13%

Emeco Canada Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of Emeco Canada Limited as of November 3, 2016.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco (UK) Limited	Ordinary Shares	2,548	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Emeco Canada Limited assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco (UK) Limited	Ordinary Shares	2,548	100%

Emeco International Pty Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of Emeco International Pty Limited as of November 3, 2016.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017, Australia	Ordinary Shares	112,089,330	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Emeco International Pty Limited assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017 Australia	Ordinary Shares	112,089,330	100%

EHL Corporate Pty Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of EHL Corporate Pty Limited as of November 3, 2016.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017 Australia	Ordinary Shares	2	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of EHL Corporate Pty Limited assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017 Australia	Ordinary Shares	2	100%

Emeco Parts Pty Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of Emeco Parts Pty Limited as of November 3, 2016.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017 Australia	Ordinary Shares	2	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Emeco Parts Pty Limited assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017 Australia	Ordinary Shares	2	100%

Emeco Finance Pty Limited

The following sets forth information as to each person owning 10 percent or more of the voting securities of Emeco Finance Pty Limited as of November 3, 2016.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Pty Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017 Australia	Ordinary Shares	1	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Emeco Finance Pty Limited assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Pty Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017 Australia	Ordinary Shares	1	100%

Enduro SpA

The following sets forth information as to each person owning 10 percent or more of the voting securities of Enduro SpA as of November 3, 2016.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings South American SpA Balmaceda N. 2472 Oficina 153 Edificio Costanera Centro Antofagasta, Chile	Ordinary Shares	2,219	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Enduro SpA assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings South American SpA Balmaceda N. 2472 Oficina 153 Edificio Costanera Centro Antofagasta, Chile	Ordinary Shares	2,219	100%

Emeco Holdings South America SpA

The following sets forth information as to each person owning 10 percent or more of the voting securities of Emeco Holdings South America SpA as of November 3, 2016.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017 Australia	Ordinary Shares	2,219	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Emeco Holdings South America SpA assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco Holdings Limited Level 3, 71 Walters Drive Osborne Park, Western Australia, 6017, Australia	Ordinary Shares	2,219	100%

Emeco Equipment (USA) LLC

The following sets forth information as to each person owning 10 percent or more of the voting securities of Emeco Equipment (USA) LLC as of November 3, 2016.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco (UK) Ltd 7 Abemarle Street London W1S 4HQ UK	Ordinary Shares	47,848,146	100%

The following sets forth information as to each person that will own 10 percent or more of the voting securities of Emeco Equipment (USA) LLC assuming the Scheme of Arrangement becomes effective.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Emeco (UK) Ltd 7 Abemarle Street London W1S 4HQ UK	Ordinary Shares	47,848,146	100%

UNDERWRITERS

ITEM 6.	UNDERWRITERS.

(a)	Credit Suisse Securities (USA) LLC (Eleven Madison Avenue, New York, NY 10010-36297 and Westpac Banking Corporation (Level 2, Westpac Place, 275 Kent St, Sydney NSW, Australia) acted as underwriters in connection with the offering of the Existing Notes.

(b)	There are no underwriters for the New Notes proposed to be offered.

CAPITAL SECURITIES

ITEM 7.	CAPITALIZATION.

Emeco Pty Ltd

(a) Set forth below is certain information as to each authorized class of securities of the Issuer as of November 3, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	1	1

(b) On a show of hands, every person present as a member or as a representative, proxy or attorney of a member will have 1 vote and on a poll, every member present in person or by proxy, attorney or representative will have 1 vote for each share held by that person.

Emeco Holdings Limited

(a)	Set forth below is certain information as to each authorized class of securities of Emeco Holdings Limited as of November 3, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	599,675,707	599,675,707

(b)	On a show of hands, every person present as a member or as a representative, proxy or attorney of a member will have 1 vote and on a poll, every member present in person or by proxy, attorney or representative will have 1 vote for each share held by that person.

Emeco Canada Limited

(a)	Set forth below is certain information as to each authorized class of securities of Emeco Canada Limited as of November 3, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	2,548	2,548

(b)	On a show of hands, every person present as a member or as a representative, proxy or attorney of a member will have 1 vote and on a poll, every member present in person or by proxy, attorney or representative will have 1 vote for each share held by that person.

Emeco International Pty Limited

(a)	Set forth below is certain information as to each authorized class of securities of Emeco International Pty Limited as of November 3, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	112,089,330	112,089,330

(b)	On a show of hands, every person present as a member or as a representative, proxy or attorney of a member will have 1 vote and on a poll, every member present in person or by proxy, attorney or representative will have 1 vote for each share held by that person.

EHL Corporate Pty Limited

(a)	Set forth below is certain information as to each authorized class of securities of EHL Corporate Pty Limited as of November 3, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	2	2

(b)	On a show of hands, every person present as a member or as a representative, proxy or attorney of a member will have 1 vote and on a poll, every member present in person or by proxy, attorney or representative will have 1 vote for each share held by that person.

Emeco Parts Pty Limited

(a)	Set forth below is certain information as to each authorized class of securities of Emeco Parts Pty Limited as of November 3, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	2	2

(b)	On a show of hands, every person present as a member or as a representative, proxy or attorney of a member will have 1 vote and on a poll, every member present in person or by proxy, attorney or representative will have 1 vote for each Share held by that person.

Emeco Finance Pty Limited

(a)	Set forth below is certain information as to each authorized class of securities of Emeco Finance Pty Limited as of November 3, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	1	1

(b)	On a show of hands, every person present as a member or as a representative, proxy or attorney of a member will have 1 vote and on a poll, every member present in person or by proxy, attorney or representative will have 1 vote for each share held by that person.

Enduro SpA

(a)	Set forth below is certain information as to each authorized class of securities of Enduro SpA as of November 3, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	2,219	2,219

(b)	One share equals one vote

Emeco Holdings South America SpA

(a)	Set forth below is certain information as to each authorized class of securities of Emeco Holdings South America SpA as of November 3, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	2,219	2,219

(b)	One share equals one vote.

Emeco Equipment (USA) LLC

(a)	Set forth below is certain information as to each authorized class of securities of Emeco Equipment (USA) LLC as of November 3, 2016.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	47,848,146	47,848,146

(b)	One share equals one vote.

INDENTURE SECURITIES

ITEM 8.	ANALYSIS OF INDENTURE PROVISIONS.

The New Notes will be subject to the Indenture filed as Exhibit T3C hereto. The following is a general description of certain provisions of the Indenture, qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C. All capitalized and otherwise undefined terms shall have the meanings ascribed to them in the Indenture.

(A)	Events of Defaults; Withholding of Notice.

Events of Default

Each of the following events is an “Event of Default”:

(1) default in the payment of principal of (or premium, if any, on) the New Notes when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(2) default in the payment of interest or Additional Amounts on any New Note when the same becomes due and payable, and such default continues for a period of 30 days;

(3) default in the performance or breach of provisions related to the merger, consolidation or sale of assets, or the failure by the Issuer to comply with the covenants pertaining to repurchase at the option of holders upon a change of control or in connection with excess proceeds from the disposition of assets or excess cash;

(4) Emeco Holdings Limited or any of its restricted subsidiaries defaults in the performance of or breaches any other covenant or agreement in the Indenture or under the New Notes (other than a default specified in (1), (2) or (3) above) or any of the related security documents and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the holders of 25% or more in aggregate principal amount of the New Notes;

(5) with respect to (a) payment priority obligations or (b) any other indebtedness of Emeco Holdings Limited or any restricted subsidiary with an aggregate outstanding principal amount of at least US$25.0 million (or its foreign currency equivalent at the time), Emeco Holdings Limited or any of its restricted subsidiaries default in payment beyond any grace period or in observance or performance of any agreement or condition with respect to such indebtedness, the effect of which default is to cause, or to permit a holder of such indebtedness (or a trustee or agent on behalf of such holder) to cause (regardless of whether notice is required) acceleration of the maturity of such indebtedness, unless a waiver of such defaults has been obtained;

(6) one or more final judgments or orders for payment in an aggregate amount exceeding US$25.0 million (or its foreign currency equivalent at the time) (in excess of amounts which insurance carriers have agreed to pay) are rendered against Emeco Holdings Limited or any restricted subsidiary and are not paid or discharged and there is a period of 60 consecutive days following entry of the final judgment or order during which a stay of enforcement is not in effect;

(7) certain events involving involuntary bankruptcy, insolvency, winding-up or other similar proceedings of Emeco Holdings Limited or any significant subsidiary (or any group of restricted subsidiaries that as a whole would constitute a significant subsidiary) that remain undismissed and unstayed for a period of 60 consecutive days, or an order for relief is entered against Emeco Holdings Limited or any significant subsidiary (or any group of restricted subsidiaries that as a whole would constitute a significant subsidiary) under any applicable bankruptcy, insolvency or other similar law;

(8) Emeco Holdings Limited or any significant subsidiary (or any group of restricted subsidiaries that as a whole would constitute a significant subsidiary) (a) commences a voluntary case under any bankruptcy, insolvency, winding-up or other similar law, or consents to the entry of an order for relief in an involuntary case under any such law, (b) consents to the appointment of or taking possession by an administrator, receiver, liquidator or similar official of Emeco Holdings Limited or any significant subsidiary (or any group of restricted subsidiaries that as a whole would constitute a significant subsidiary) for all or substantially all of the assets of Emeco Holdings Limited or any significant subsidiary (or any group of restricted subsidiaries that as a whole would constitute a significant subsidiary), (c) makes any resolution for winding-up or dissolution effective or (d) effects any general assignment for the benefit of creditors;

(9) any Guarantor denies or disaffirms its obligations under its guarantee or, except as permitted by the Indenture, a guarantee is determined to be unenforceable or invalid or will for any reason cease to be in full force and effect; or

(10) (i) any security interest created by the security documents ceases to be in full force and effect (except as permitted by the Indenture or the security documents) with respect to collateral with an aggregate fair market value exceeding US$5.0 million (or its foreign currency equivalent at the time), or Emeco Holdings Limited or any significant subsidiary asserts that any collateral with an aggregate fair market value in exceeding US$5.0 million (or its foreign currency equivalent at the time) is not subject to a valid, perfected security interest (in each applicable jurisdiction, except as permitted by the Indenture or the other security documents) and such Default continues for 30 days after the Issuer receives written notice from the Trustee or holders of at least 25% of the outstanding principal amount of the New Notes; or (ii) Emeco Holdings Limited or any significant subsidiary repudiates its material obligations under a security document.

Acceleration

If an Event of Default (other than an Event of Default specified in (7) or (8) above) occurs and is continuing, the Trustee, if a responsible officer of the Trustee has received written notice of such Event of Default, or the holders of at least 25% in aggregate principal amount of the New Notes then outstanding, by written notice to the Issuer (and to the Trustee if such notice is given by the holders), may, and the Trustee at the written direction of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest on the New Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued and unpaid interest shall be immediately due and payable. If an Event of Default specified in (7) or (8) above occurs, the principal of, premium, if any, and accrued and unpaid interest on the New Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder. The Trustee will promptly provide the security trustee with written notice of any declaration of acceleration.

Withholding of Notice

The Trustee may withhold notice of Default if and so long as the board of directors, the executive committee or a trust committee of directors of the Trustee in good faith determine that withholding the notice is in the interest of the holders, except in the case of a default in the payment of the principal of or premium or interest on the New Notes

(B)	Execution, Authentication and Delivery of the Securities under the Indenture and Application of Proceeds Thereof.

On the issue date, the Trustee shall authenticate and deliver up to US$360,000,000 of New Notes, accompanied by an officers’ certificate directing such authentication and containing a statement that all conditions precedent to the issuance of such New Notes have been complied with. From time to time thereafter, additional New Notes may be executed and delivered by the Issuer to the Trustee for authentication, accompanied by an opinion of counsel and an officers’ certificate directing such authentication and specifying the amount of New Notes to be authenticated, the applicable rate at which interest will accrue on such New Notes, the date on which the original issuance of such New Notes is to be authenticated, the date from which interest will begin to accrue, the date or dates on which interest and the principal on such New Notes will be payable, other terms relating to such New Notes and a statement that all conditions precedent to the issuance of such New Notes have been complied with. The Trustee shall thereupon authenticate and deliver such New Notes to or upon the written order of the Issuer (as set forth in such officers’ certificate).

The New Notes shall be executed by or on behalf of the Issuer by the manual or facsimile signature of an authorized officer of the Issuer. The Trustee may appoint one or more authenticating agents reasonably acceptable to the Issuer to authenticate the New Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate New Notes whenever the Trustee may do so.

There will be no proceeds from the initial issuance of the New Notes because the New Notes will be exchanged for the Existing Notes pursuant to the Scheme of Arrangement.

(C)	Release or Release and Substitution of Property Subject to Lien.

The Issuer and the Guarantors will be entitled to the release of the liens over property and other assets constituting collateral securing the New Notes under any one or more of the following circumstances:

(1) in connection with any sale or other disposition of assets which are subject to such liens to a person that is not (either before or after giving effect to such transaction) a restricted subsidiary of Emeco Holdings Limited if the sale or other disposition does not violate the provisions of the Indenture related to limitations on sales of assets and subsidiary stock;

(2) in part, if Emeco Holdings Limited designates any restricted subsidiary to be an unrestricted subsidiary in accordance with the applicable provisions of the Indenture, the release of the capital stock of such unrestricted subsidiary;

(3) upon repayment in full of the New Notes;

(4) upon legal defeasance, covenant defeasance or satisfaction and discharge of the Indenture;

(5) in connection with an enforcement sale pursuant to the security documents;

(6) as otherwise not prohibited by the Indenture or the security documents; or

(7) in accordance with the amendment provisions of the Indenture.

A release of any portion of the collateral pursuant to the provisions of the Indenture and the security documents shall not be deemed to impair the security interest on the remaining collateral.

The Issuer (or relevant Guarantor) will furnish to the Trustee (or its agent) and the security trustee, prior to each proposed release of collateral pursuant to the security documents and/or the Indenture, an officers’ certificate or opinion of counsel to the effect that all conditions to the release of such collateral have been complied with, unless such collateral is sold or pledged in the ordinary course of business to the extent such sale or pledge is not prohibited by the Indenture or the security documents (which collateral shall be deemed automatically released upon any such sale).

(D)	Satisfaction and Discharge of the Indenture.

The Indenture will be discharged and will cease to be of further effect as to all New Notes (except as to such matters which are to survive the termination of the Indenture), when:

(1) the Issuer has paid or caused to be paid all sums payable by it under the Indenture, including all amounts owing to the Trustee;

(2) either: (i) all New Notes that have been authenticated (except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer) have been delivered to the Trustee for cancellation, or (ii) all New Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely (A) for the benefit of the holders, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination of cash in U.S. dollars and non-callable U.S. Government Obligations, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the New Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(3) in respect of (2)(ii) above, the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other indebtedness, and in each case the granting of liens to secure such borrowings); and

(4) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the New Notes at maturity or on the redemption date, as the case may be.

The Issuer must deliver an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(E)	Evidence of Compliance with Conditions and Covenants.

The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year, an officer’s certificate stating that in the course of the performance by the signer of its duties as an officer of the Issuer he would normally have knowledge of any Default and whether or not the signer knows of any Default that occurred during such period and if any specifying such Default, its status and what action the Issuer is taking or proposed to take with respect thereto. Such compliance shall be determined without regard to any period of grace or requirement of notice under the Indenture.

Officers of Emeco Holdings Limited must certify to a responsible officer of the Trustee in writing, on or before a date not more than 120 days after the end of each fiscal year, that a review has been conducted of the activities and the performance under the Indenture of Emeco Holdings Limited and the restricted subsidiaries and that Emeco Holdings Limited and each restricted subsidiary have fulfilled all of their respective obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. Emeco Holdings Limited shall deliver written notice to a responsible officer of the Trustee within 30 days after an officer becoming aware of the occurrence of a Default or an Event of Default.

Before the Trustee acts or refrains from acting, it may require an officers’ certificate stating that all conditions precedent, if any, provided for in the Indenture relating to such action have been complied with, or an opinion of counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

ITEM 9.	OTHER OBLIGORS.

Other than the Issuer and Guarantors, no other person is an obligor with respect to the New Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises –

(a)	Pages numbered 1 to 16, consecutively.

(b)	The statement of eligibility and qualification of the trustee on Form T-1 (included as Exhibit T3G hereto).

(c)	The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit Number	Description

T3A.1	Certificate of Registration of Emeco Pty Limited

T3A.2	Certificate of Registration of Emeco Holdings Limited

T3A.3	Certificate of Incorporation of Emeco Canada Limited

T3A.4	Certificate of Registration of Emeco International Pty Limited

T3A.5	Certificate of Registration of EHL Corporate Pty Limited

T3A.6	Certificate of Registration of Emeco Parts Pty Limited

T3A.7	Certificate of Registration of Emeco Finance Pty Limited

T3A.8	Certificate of Registration of Enduro SpA (English translation)

T3A.9	Certificate of Registration of Emeco Holdings South America SpA (English translation)

T3A.10	Certificate of Formation of Emeco Equipment (USA) LLC

T3B.1	Constitution of Emeco Pty Limited

T3B.2	Constitution of Emeco Holdings Limited

T3B.3	Articles of Incorporation of Emeco Canada Limited

T3B.4	Constitution of Emeco International Pty Limited

T3B.5	Constitution of EHL Corporate Pty Limited

T3B.6	Constitution of Emeco Parts Pty Limited

T3B.7	Constitution of Emeco Finance Pty Limited

T3B.8	Constitution of Enduro SpA (English translation)

T3B.9	Constitution of Emeco Holdings South America SpA (English translation)

T3B.10	LLC Company Agreement of Emeco Equipment (USA) LLC

T3C	Form of Indenture between Emeco Pty Limited and The Bank of New York Mellon for the 9.250% Senior Secured Notes due 2022

T3D	Findings of the Court*

T3E(1)	Scheme Document

T3E(2)	Election Form

T3F	Trust Indenture Act Cross-Reference Table showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive (included as part of Exhibit T3C)

T3G	Statement of eligibility and qualification on Form T-1 of the Trustee.

*	To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, corporations, organized and existing under the laws of the Commonwealth of Australia, Canada, Chile and Delaware in United States of America have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, all in the city of Perth, Australia on the 4th day of November, 2016.

Emeco Pty Ltd

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Director

Emeco Holdings Limited

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Ian Testrow
	Name:	Thao Phuong PHAM		Name:	Ian Testrow
	Title:	Company Secretary		Title:	Managing Director and CEO

Emeco Canada Limited

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Director

Emeco International Pty Limited

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Director

EHL Corporate Pty Limited

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Director

Emeco Parts Pty Limited

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Director

Emeco Finance Pty Limited

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Director

Enduro SpA

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Ian Testrow
	Name:	Thao Phuong PHAM		Name:	Ian Testrow
	Title:	Company Secretary		Title:	Attorney / Manager

Emeco Holdings South America SpA

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Ian Testrow
	Name:	Thao Phuong PHAM		Name:	Ian Testrow
	Title:	Company Secretary		Title:	Attorney / Manager

Emeco Equipment (USA) LLC

Attest:	/s/ Thao Phuong PHAM		By:	/s/ Justine Lea
	Name:	Thao Phuong PHAM		Name:	Justine Lea
	Title:	Company Secretary		Title:	Manager

EXHIBIT INDEX

Exhibit Number	Description

T3A.1	Certificate of Registration of Emeco Pty Limited

T3A.2	Certificate of Registration of Emeco Holdings Limited

T3A.3	Certificate of Incorporation of Emeco Canada Limited

T3A.4	Certificate of Registration of Emeco International Pty Limited

T3A.5	Certificate of Registration of EHL Corporate Pty Limited

T3A.6	Certificate of Registration of Emeco Parts Pty Limited

T3A.7	Certificate of Registration of Emeco Finance Pty Limited

T3A.8	Certificate of Registration of Enduro SpA (English translation)

T3A.9	Certificate of Registration of Emeco Holdings South America SpA (English translation)

T3A.10	Certificate of Formation of Emeco Equipment (USA) LLC

T3B.1	Constitution of Emeco Pty Limited

T3B.2	Constitution of Emeco Holdings Limited

T3B.3	Articles of Incorporation of Emeco Canada Limited

T3B.4	Constitution of Emeco International Pty Limited

T3B.5	Constitution of EHL Corporate Pty Limited

T3B.6	Constitution of Emeco Parts Pty Limited

T3B.7	Constitution of Emeco Finance Pty Limited

T3B.8	Constitution of Enduro SpA (English translation)

T3B.9	Constitution of Emeco Holdings South America SpA (English translation)

T3B.10	LLC Company Agreement of Emeco Equipment (USA) LLC

T3C	Form of Indenture between Emeco Pty Limited and The Bank of New York Mellon for the 9.250% Senior Secured Notes due 2022

T3D	Findings of the Court*

T3E(1)	Scheme Document

T3E(2)	Election Form

T3F	Trust Indenture Act Cross-Reference Table showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive (included as part of Exhibit T3C)

T3G	Statement of eligibility and qualification on Form T-1 of the Trustee.

*	To be filed by amendment.